Exhibit 99.4

Annual General Meeting of Shareholders ADS CUSIP No.: ADS Record Date: Meeting Specifics: 98422P108. March 25, 2024 (Cayman Islands/New York City time). Annual General Meeting to be held on April 30, 2024 at 10:00 a.m. (Beijing time) at Room 8201 - 4 - 4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong) (the “Meeting”). Please refer to the Company’s Notice of Meeting enclosed herewith (For more information regarding the Meeting and to view the Meeting materials, please visit the Company's website at http://www.ahgtop.com/en/index.html .) Citibank, N.A. Deposit Agreement, dated as of November 2, 2017. Ordinary Shares, par value US$0.0001 per Share, of the Company. Citibank, N.A. - Hong Kong. Meeting Agenda: Depositary: Deposit Agreement: Deposited Securities: Custodian: The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. The Depositary has been advised by the Company that under the Articles of Association of the Company, voting at any meeting of shareholders is by show of hands unless a poll is demanded . The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs . The Company has informed the Depositary that, under the Articles of Association of the Company, a poll may be demanded by the chairman of the meeting or by any one or more shareholders who together hold the ordinary shares which carry in aggregate not less than 10 % of the votes attaching to all issued and outstanding ordinary shares that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non - natural person, by its duly authorised representative . Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities . Upon the timely receipt from a Holder of ADSs as of the ADS Record Date (and, if so required by the Company, who also hold the ADSs as of the applicable share record date) of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows : (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs . If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities ; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected . Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein . If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions . Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as otherwise contemplated in the Deposit Agreement) . Notwithstanding anything else contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders . Please indicate on the reverse side hereof how the Deposited Securities are to be voted . The Voting Instructions must be marked, signed and returned on time in order to be counted . By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein . 2024 VOTING INSTRUCTIONS The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York City time) on April 24, 2024 for action to be taken. AMERICAN DEPOSITARY SHARES Akso Health Group (formerly, Xiaobai Maimai Inc.) (the “Company”)

PROPOSALS

Proposal No. 1: To approve, as an ordinary resolution, the appointment of each of the five directors named in the proxy statement accompanying this Notice to shareholders (the "Proxy Statement") to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

Proposal No. 2: To approve, as an ordinary resolution, the ratification of the appointment of OneStop Assurance PAC as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2025.

Proposal No. 3: To approve, as a special resolution, an alteration to the share capital of the Company (together, the "Variation of Share Capital"), by:

(a) re-designating and re-classifying 7,980,800 issued and outstanding ordinary shares of the Company, par value US$0.0001 each (the "Ordinary Shares") held by Webao Limited as class B ordinary shares, par value US$0.0001 each (the "Class B Ordinary Shares") on a 1:1 basis, and all other issued and outstanding Ordinary Shares as class A ordinary shares, par value US$0.0001 each (the "Class A Ordinary Shares") on a 1:1 basis;
(b) re-designating and re-classifying 492,019,200 authorized but unissued Ordinary Shares as Class B Ordinary Shares on a 1:1 basis; and
(c) re-designating and re-classifying 4,500,000,000 authorized Ordinary Shares (including 320,770,660 issued and outstanding Ordinary Shares held by all shareholders other than Webao Limited) as Class A Ordinary Shares on a 1:1 basis, such that following such Variation of Share Capital, the authorized issued share capital of the Company will be changed from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each, in each case having the respective rights and privileges and being subject to the restrictions set out in the second amended and restated memorandum and articles of association of the Company (the "Amended M&A") to be adopted pursuant to Proposal No. 4 below.

Proposal No. 4: To approve, as a special resolution, the existing memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company.

The Company has informed the Depositary that the Board of Directors of the Company recommends a vote "FOR" the proposals.

A Issues Akso Health Group

	For	Against	Abstain
Proposal No. 1	☐	☐	☐
Proposal No. 2	☐	☐	☐
Proposal No. 3	☐	☐	☐
Proposal No. 4	☐	☐	☐

B Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions "FOR" the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an "ABSTAIN" Voting Instruction for such issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be signed in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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